Lexeo Therapeutics, Inc.

345 Park Avenue South, Floor 6

New York, New York 10010

November 25, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Re:	Lexeo Therapeutics, Inc.

Registration Statement on Form S-3

File No. 333-291269

Acceleration Request

Requested Date: November 26, 2025

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Lexeo Therapeutics, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-291269) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Megan J. Baier at (212) 497-7736.

Sincerely,

LEXEO THERAPEUTICS, INC.

/s/ Jenny R. Robertson
Jenny R. Robertson
Chief Legal Officer

cc:	R. Nolan Townsend

Lexeo Therapeutics, Inc.

Megan J. Baier

David G. Sharon

Wilson Sonsini Goodrich & Rosati, P.C.